March 19, 2013

Via EDGAR and Courier

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             GW Pharmaceuticals plc

Amendment No. 3 Confidential Draft Registration Statement on Form F-1

Submitted March 6, 2013

CIK No. 0001351288

Dear Mr. Riedler:

On behalf of GW Pharmaceuticals plc (the “Registrant” or the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 14, 2013 (the “Comment Letter”) regarding the above-referenced amended confidential draft registration statement of the Registrant submitted on March 6, 2013 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  We have also set forth the Registrant’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Registrant, we are hereby publicly filing the Registrant’s Registration Statement on Form F-1 (the “Public Filing Form F-1”). The Public Filing Form F-1 has been revised to reflect the Registrant’s responses to the comments from the Staff and certain other updating and conforming changes that are intended to update, clarify and render the information contained therein complete.  All page numbers in the responses below refer to the Public Filing Form F-1, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of the Public Filing Form F-1, two of which have been marked to show changes from the filing of the amended confidential draft registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Years ended September 30, 2012 and 2011
Revenue, page 58

SEC Comment

1.                                      Please revise your disclosure to explain why the volume of Sativex sold in-market by your partners increased year on year by 108% and the expected effect, if any, of the underlying cause or for any known trend, event or uncertainty.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 58.

Business

Our Proprietary Cannabinoid Product Platform, page 76

SEC Comment

2.                                      We note your response to prior comment 5. Please include in your disclosure your statement concerning how THC’s intoxicating effect is generated and how CBD does not create the same activity. Please be specific as to whether these conclusions are based in part or in whole on your observations from your clinical trials, as your disclosure currently implies, or whether they are generally accepted in the scientific community. If the publication you cite in your response pertains only to the different pharmacologies of CBD and THC, please cite to any other scientific publications that relate to the non-intoxicating effects of CBD.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 77.

Our Strategic Alliances and Collaborations, page 94

SEC Comment

3.                                      Please clarify your statement “Royalties will be received in arrears based upon in-market net sales declarations from partners,” specifically the length of time (e.g. quarterly, monthly) as “received in arrears” is vague.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 94.

*     *     *

We would appreciate receiving the Staff’s further comments or questions with respect to the registration statement as soon as possible.  Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2551.

Sincerely,

/s/ David S. Bakst

David S. Bakst

cc:                                Justin D. Gover, GW Pharmaceuticals plc

Edward S. Best, Esq.